

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2020

Christopher Schreiber
Executive Chairman
Akers Biosciences, Inc.
201 Grove Road
Thorofare, NJ 08086

> **Re: Akers Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 22, 2020**
> **File No. 333-238631**

Dear Mr. Schreiber:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed May 22, 2020

Prospectus Summary
Overview, page 2

1.   We note your disclosure that Premas Biotech PVT Ltd, your partner company, has successfully completed its COVID-19 vaccine prototype. Please update your disclosure to clarify the current clinical or pre-clinical stage of development of the vaccine product candidate and the jurisdiction. Make clear the possibility that the FDA may not accept clinical trials performed in other jurisdictions and may require additional testing. Please also balance your disclosure by stating that you will need to submit an IND to the FDA and complete all phases of clinical trials before you can apply to receive marketing approval for this product candidate.

2.   If true, please also clarify that Premas has responsibility to develop the product candidate through proof of concept.

3.   Please disclose the scope, jurisdiction and expiry date for each of the patents that are related to the COVID-19 vaccine product candidate. To the extent that neither you nor Premas have any patents related to the COVID-19 product candidate, please disclose.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rick A. Werner, Esq.